Exhibit 4.14
LAM RESEARCH CORPORATION
2004 EXECUTIVE INCENTIVE PLAN
Second Amendment and Restatement, Effective January 1, 2009

     The Compensation Committee (the “Compensation Committee”) of the Board of Directors of Lam Research Corporation (“Company”) previously adopted and has periodically amended the 2004 Executive Incentive Plan (“Plan”). The Compensation Committee hereby adopts this Second Amendment and Restatement of the Plan, effective for measurement periods beginning on or after January 1, 2009.
1. Purpose.
     The purpose of the Plan is to provide performance-based incentive compensation in the form of cash payments or stock awards to executive officers and senior management of the Company and any affiliates which might subsequently adopt the Plan. The Plan is intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code (“Section 162(m)”).
2. Administration.
     The Plan has been established by, and shall be administered by, the Compensation Committee. The Compensation Committee is composed solely of 2 or more outside directors as defined in Section 162(m) and, therefore, qualifies as an independent compensation committee under Section 162(m).
3. Stockholder Approval.
     The material terms of the Plan, specifically, the employees eligible to receive compensation under the Plan; the business criteria on which the performance goals may be based; and the maximum amount of compensation that may be paid to any employee under the Plan in any year have been approved by the Company’s stockholders. To the extent necessary for the Plan to qualify as performance-based compensation under Section 162(m) or its successor under then applicable law, these material terms of the Plan shall be disclosed to and reapproved by the stockholders for any measurement period ending subsequent to November 2, 2010.
4. Participants.
     For each measurement period (which may but need not be a fiscal year), the Compensation Committee will choose, in its sole discretion, those eligible employees who will participate in the Plan during that measurement period and will be eligible to receive payment under the Plan for that measurement period.
a)	Eligible Employees. Persons who are eligible to participate in the Plan are all members of senior management of the Company and its affiliates. For purposes of the Plan, senior management is defined as any officer who is subject to the reporting rules of Section 16(a) of the Securities Exchange

Act of 1934, or who is designated as eligible for the Plan by the Compensation Committee in its discretion.

b)	Employment Criteria. In general, to participate in the Plan an eligible employee must be continuously employed by the Company or an affiliate for the entire measurement period. The foregoing notwithstanding: (i) if an otherwise eligible employee joins the Company or an affiliate during the measurement period, the Compensation Committee may, in its discretion, add the employee to the Plan for the partial measurement period, and (ii) if the employment of an otherwise eligible employee ends before the end of the measurement period because of death, disability or, termination of employment (as determined in the discretion of the Compensation Committee), the employee shall be paid a pro-rata portion of the compensation, if any, that otherwise would have been payable under the Plan based upon the actual achievement of the performance goals applicable during the measurement period in which termination of employment occurs, unless the Committee determines in its sole discretion that payment is not appropriate. If a participant is on unpaid leave status for any portion of the measurement period, the Compensation Committee, in its discretion, may reduce the participant’s payment on a pro-rata basis.
     All determinations under the Plan, including those related to interpretation of the Plan, eligibility, or the payment or pro-ration of any payment shall be made by the Compensation Committee pursuant to the above terms, and those determinations shall be final and binding on all employees.
5. Awards.
     The Compensation Committee shall determine the size and terms of an individual award that can be made in cash or stock. Stock awards may be made from and in such forms permitted under the Company’s (i) 1997 Stock Incentive Plan; (ii) 1999 Stock Option Plan, or (iii) any stock option, equity incentive or similar plan that may hereafter be adopted by the Company’s Board of Directors and approved by its stockholders. The stock awards shall be granted and/or vested based upon the attainment of performance goals as set forth in Section 6.
6. Business Criteria on Which Performance Goals Shall be Based.
     Payment under the Plan shall be based on the Company’s attainment of performance goals based on one or more of the following business criteria:
•	Return on equity: total capital, assets, or invested capital.

•	Shareholder return, actual or relative to an appropriate index (including share price, market capitalization, or market share).

•	Actual or growth of revenue, orders, operating income, or net income (with or without regard to amortization/impairment of goodwill).

•	Free cash flow generation.

•	Operational performance, including assets turns, revenue per employee, days sales outstanding, and inventory turns.

•	Individually designed goals and objectives that are consistent with the participant’s specific duties and responsibilities and that are designed to improve the financial performance of the Company or a specific division or affiliate. The goals and objectives shall also be derived from and consistent with the operating plan of the Company, division, or affiliate for the particular year to which the participant’s performance is measured.
7. Establishing Performance Goals.
        The Compensation Committee shall establish, for each measurement period:
a)	the length of the measurement period;

b)	the specific business criterion or criteria, or combination thereof, that will be used;

c)	the specific performance targets that will be used for the selected business criterion or criteria;

d)	any special adjustments that will be applied in calculating whether the performance targets have been met to factor out extraordinary items;

e)	the formula for calculating compensation eligible for payment under the Plan in relation to the performance targets;

f)	the eligible employees who will participate in the Plan for that measurement period; and

g)	if applicable, the target amounts for each participant for the measurement period.
     The Compensation Committee shall make these determinations in writing no later than 90 days after the start of each measurement period, on or before 25% of the measurement period has elapsed, and while the outcome is substantially uncertain. Cash awards paid to any one participant under the Plan in respect of performance goals for any twelve-month measurement period shall not exceed $12,000,000; provided however that (a) in the event a measurement period of longer or shorter duration than twelve-months, this limit will be increased or decreased, respectively, on a proportionate basis; (b) receipt by a participant of payment until a later period of an award amount earned with respect to a measurement period, either through elective deferral by the participant or a deferral included as part of the award structure, shall not affect application of the above cash limit to the participant during the later period; and (c) measurement periods used under the Plan may commence on or after November 3, 2006 and must end on or prior to November 2, 2010. Stock awards or restricted stock unit awards granted to any one participant in any one calendar year (which may vest over multiple years) under the Plan shall not exceed 300,000 shares of the Company’s common stock. The 300,000 shares shall be adjusted in the discretion of the Compensation Committee in the event of stock dividend, stock split, extraordinary cash dividend, or similar recapitalization of the Company.
     Unless otherwise specified by the Compensation Committee in its written determinations establishing the criteria for the particular measurement period, if the Company or its affiliates consummate one or more acquisitions during the measurement period that, individually or in the aggregate, constitute a “triggering acquisition” (“Triggering Acquisition”), the measurement period shall end early, on the last day of the calendar quarter immediately before the consummation of the first acquisition that constitutes a Triggering Acquisition (either individually or when aggregated with prior acquisitions during the measurement period), and pro-rated payments shall be paid based on the degree of attainment of the performance goals during the shortened measurement period. For purposes of this paragraph, a Triggering Acquisition means an acquisition (or combination of acquisitions) in which the acquired entity’s operating earnings (earnings before transaction-related expense) for the four quarters completed immediately before consummation of the acquisition is equal to 10% or more of the pro-forma operating earnings for the same four quarters for the combination of the Company and its affiliates and the acquired entity. (If either the Company and its affiliates or the entity being acquired had consummated other acquisitions during the four quarters in question, the calculation described in the prior sentence shall be done using pro-forma earnings for each combined entity.)
     If an employee joins the Company or an affiliate during the measurement period and becomes an eligible employee pursuant to Paragraph 4(b), and if the employee is a “covered employee” within the meaning of Section 162(m), then to the extent necessary for the Plan to qualify as performance-based compensation under Section 162(m) or its successor under then applicable law, all relevant elements of the performance goals established pursuant to paragraph 6 of this Plan for that employee must be established on or before the date on which 25% of the time from the commencement of employment to the end of the measurement period has elapsed, and the outcome under the performance goals for the measurement period must be substantially uncertain at the time those elements are established.
8. Determination of Attainment of Performance Goals.
     The Compensation Committee shall determine, pursuant to the performance goals and other elements established pursuant to section 6 of the Plan, the amounts to be paid to each employee for each measurement period or the extent to which awards have vested. The Compensation Committee’s determinations shall be final and binding on all participants. However, with respect to the Chief Executive Officer and Executive

Chairman, the Company’s outside directors shall be entitled (but are not required) to review and approve (by majority vote) the Compensation Committee’s determination. These determinations must be certified in writing before payments are made, which requirement may be satisfied by approved minutes of the Compensation Committee meeting setting out the determinations made. The Compensation Committee shall not have discretion to increase the amount of an award or accelerate the vesting of an award to any employee who is a “covered employee” within the meaning of Section 162(m) if such action would cause the award or any part thereof to not be deductible under the Internal Revenue Code.
9. Amendments.
     The Compensation Committee may not amend or terminate the Plan so as to increase, reduce or eliminate awards under the Plan for any given measurement period retroactively, that is, on any date later than 90 days after the start of the measurement period. The Compensation Committee may amend or terminate the Plan at any time on a prospective basis and/or in any fashion that does not increase, reduce or eliminate awards retroactively. The foregoing notwithstanding, except as required by applicable law, the Compensation Committee shall not have the power to amend the Plan in any fashion that would cause the Plan to fail to qualify as performance-based compensation with respect to any “covered employee” as defined under Section 162(m) or its successor. Without limiting the generality of the foregoing, to the extent it would cause the Plan to fail to qualify as performance-based compensation with respect to any “covered employee” as defined under Section 162(m) or its successor under then applicable law, the Compensation Committee shall not have the power to change the material terms of the performance goals unless (i) the modified performance goals are established by the Compensation Committee no later than 90 days after the start of the applicable measurement period, on or before 25 percent of the measurement period has elapsed, and while the outcome is substantially uncertain; and (ii) no payments are made under the modified performance goals until after the material terms of the modified performance goals are disclosed to and approved by the Company’s stockholders.
10. Rule 10b5-1 Trading Plans; Stock Withholding.
     It is expected that participants under the Plan will establish or modify stock trading plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, to provide for the sale of Company shares and remit to the Company the proceeds to meet the Company’s withholding obligations in connection with stock awards hereunder. To the extent participants fail to establish or modify 10b5-1 plans in accordance with the foregoing, the Company shall at its election either require the participant to pay cash sufficient to meet the withholding obligation or the Company shall withhold the number of shares under a stock award sufficient (based on the fair market value of the Shares) to meet such withholding obligation.

11. Effect on Employment/Right to Receive.
     Employment with the Company and its affiliates is on an at-will basis. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any participant’s employment or service at any time, with or without cause or notice. Furthermore, the Company expressly reserves the right, which may be exercised at any time and without regard to any measurement period, to terminate any individual’s employment with or without cause, and to treat him or her without regard to the effect which such treatment might have upon him or her as a participant under this Plan. For purposes of this Plan, transfers of employment between the Company and/or its affiliates shall not be deemed a termination of employment. No person shall have the right to be selected to receive a Stock Award under the Plan, or, having been so selected, have the right to receive a future award.
12. Successors.
     All obligations of the Company under the Plan, with respect to awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all the business or assets of the Company.
13. Nontransferability of Awards.
     No award granted under this Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or to the extent permitted by the Company’s 1997 Stock Incentive Plan, 1999 Stock Incentive Plan or other equity plan, to the extent an award is payable from such plans. All rights with respect to an award granted under this Plan shall be available during his or her lifetime only to the participant to whom the award under this Plan is granted.
14. Effectiveness; Prior Plans Superseded.
     On November 2, 2006, the Company’s stockholders approved amendments to the Plan effective for measurement periods beginning on or after November 4, 2005. This Second Amendment and Restatement of the Plan shall replace and supersede any prior executive incentive plans applicable to “covered employees” under Section 162(m) for measurement periods commencing on or after January 1, 2009.